

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2018

Manavendra S. Sial
Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

  Re: SunPower Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 15, 2018
   File No. 001-34166

Dear Mr. Sial:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Electronics and Machinery